Exhibit 99.1

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

26 July 2019

The Manager
ASX Market Announcements
ASX
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam,

James Hardie will conduct a management briefing on its 1st Quarter FY2020 results on Friday 9 August 2019.

A teleconference and webcast will be available for analysts, investors and media, as below:

Time:	8.00am (AEST)

Dial in:	+61 2 8038 5271

Conference ID:	7989019

URL:	https://ir.jameshardie.com.au/jh/results_briefings.jsp

Yours faithfully,
Jason Miele
Vice President, Investor and Media Relations

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland.
Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia),
Andrea Gisle Joosen (Sweden), David Harrison (USA), Persio Lisboa (USA), Alison Littley (United Kingdom),
Anne Lloyd (USA), Rada Rodriguez (Sweden), Rudy van der Meer (Netherlands).
Chief Executive Officer and Director: Jack Truong (USA)
Company number: 485719
ARBN: 097 829 895